787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 7, 2018

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,923

Dear Ms. O’Neal-Johnson:

This letter supplementally responds to your comment with respect to Post-Effective Amendment No. 1,923 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares iBonds Dec 2028 Term Corporate ETF (the “Fund”), which is a series of the Trust, to provide a completed fee table at least one week prior to the filing becoming effective. Please find attached as Annex A the fee table for the Fund.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Michael Gung

Nicole Hwang

George Rafal

Jaeyoung Choi

Annex A

[See Attached]